

Canadian Oil Sands *second quarter report*



Canadian Oil Sands announces second quarter financial results and declares distribution. Cash flow from operations for the second quarter of 2003 doubles to $0.70 per Trust unit.

Calgary, Alberta (July 23, 2003) – Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") (TSX - COS.UN) today announced financial results and a distribution of $0.50 per Trust unit for the quarter ended June 30, 2003. The second quarter distribution will be paid on August 29, 2003 to unitholders of record on August 1, 2003.

"Syncrude resumed strong production performance in the second quarter, averaging approximately 260,000 barrels per day following completion of the coker turnaround in early May, and we expect production to remain robust with unit operating costs of about $15 per barrel for the second half of the year," said Marcel Coutu, President and Chief Executive Officer. "I'm also pleased with the recent developments at the Trust as we successfully completed our purchase of all of EnCana Corporation's interests in Syncrude, adding value to our unitholders through an accretive acquisition. Furthermore, the successful equity and debt financings for the transactions enabled us to maintain our distribution and prudent capital structure. As the largest owner in the Syncrude joint venture with an interest of 35.49 per cent, the Trust is looking forward to the exciting growth provided by the Stage 3 expansion and the optimization of Syncrude's ongoing operations."

Highlights

The Trust's operating results reflect a 21.74 per cent ownership in Syncrude for January and February 2003 and a 31.74 per cent ownership for the months of March, April, May and June, 2003.

- Cash flow from operations for the second quarter more than doubled over the same quarter of 2002, totalling $55 million, or $0.70 per Trust unit, compared to $19 million, or $0.34 per Trust unit in 2002. The increase in quarter-over-quarter cash flow reflects the additional 10 per cent interest in Syncrude and higher sales volumes. Cash flow for the 2003 six month period totalled $107 million compared to $83 million for the same period in 2002. The additional Syncrude interest, partially offset by slightly lower production and higher operating costs, resulted in the 29 per cent increase in year-to-date cash flow.
- Net income in the second quarter was $63 million, or $0.79 per Trust unit, including a foreign currency exchange gain of $41 million and future income tax expense of $13 million, compared to

$37 million, or $0.65 per Trust unit, including a foreign exchange gain of $28 million, in the same quarter of 2002. Year-to-date net income totalled $147 million compared to $87 million for the same period of 2002.

- Second quarter sales volumes averaged 64,777 barrels per day, up from 38,761 barrels per day during the second quarter of 2002. Incremental volumes from the additional 10 per cent Syncrude interest combined with a shorter coker turnaround in 2003 compared to the 2002 coker turnaround contributed to the increase. Year-to-date sales volumes averaged 55,814 barrels per day compared to 44,072 barrels per day during the first half of 2002.
- Operating costs improved, due to higher production, by $3.30 per barrel to average $24.05 per barrel in the second quarter of 2003 compared to the same period of 2002. Year-to-date operating costs averaged $24.11 per barrel compared to $21.16 per barrel in 2002, reflecting higher natural gas costs and lower production volumes in 2003 for the six month period. Operating costs in 2003 and 2002 were impacted by maintenance work and coker turnarounds in the first half of both years.
- Net debt at June 30, 2003 was $931 million. The increase from $392 million at December 31, 2002 is due to financing related to the acquisition of the additional 10 per cent Syncrude interest and expenditures for the Stage 3 capital program.

CANADIAN OIL SANDS TRUST
Highlights

(thousands of Canadian dollars, except per Trust unit and barrel amounts)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	2003	2002
Net Income	$ 63,155	$ 36,819	$ 146,531	$ 86,852
Per Trust unit- Basic and Diluted	$ 0.79	$ 0.65	$ 2.02	$ 1.53
Funds From Operations	$ 55,365	$ 19,301	$ 107,406	$ 83,439
Per Trust unit	$ 0.70	$ 0.34	$ 1.48	$ 1.46
Distributable Income	$ 43,154	$ 28,735	$ 82,923	$ 57,209
Per Trust unit	$ 0.50	$ 0.50	$ 1.00	$ 1.00
Daily Average Sales (bbls)				
Syncrude Sweet Blend	64,777	38,761	55,814	44,072
Total Sales (bbls)				
Syncrude Sweet Blend	5,894,698	3,527,283	10,102,336	7,976,979
Operating Costs per barrel	$ 24.05	$ 27.35	$ 24.11	$ 21.16
Average Selling Price per barrel				
Before hedging	$ 41.41	$ 40.43	$ 45.70	$ 36.96
Oil price hedging	(2.04)	(0.96)	(5.13)	0.53
Currency hedging	0.14	(0.78)	(0.05)	(0.73)
	$ 39.51	$ 38.69	$ 40.52	$ 36.76
West Texas Intermediate ($US per barrel)	$ 28.91	$ 26.27	$ 31.32	$ 24.02

Syncrude operations

Figures provided below are the gross Syncrude numbers and are not net to the Trust.

Syncrude Sweet Blend shipments during the second quarter of 2003 totalled 19.2 million barrels, or 211,000 barrels per day, compared to 16.2 million barrels for the same period in 2002. Production in the second quarter of 2003 was impacted by the scheduled turnaround of Coker 8-2 while the second quarter of 2002 was similarly affected by the turnaround of Coker 8-1. The maintenance work on Coker 8-2 began on March 24, 2003 and was completed on May 10, 2003, which was slightly longer than originally budgeted. While the turnaround proceeded smoothly, the record run length and volume throughput achieved by Coker 8-2 required more time to clean out the higher build-up of coke in the vessel. Following the turnaround, Syncrude has been performing well in all areas of the plant, from bitumen production to upgrading operating at or above expectation. Indicative of this strong performance is the month of June, the first full month of regular production, during which shipments of Syncrude Sweet Blend averaged 261,000 barrels per day with an operating cost of $11.75 per barrel, excluding energy costs of $3.45 per barrel.

For the first six months of the year, Syncrude production was 36.2 million barrels, or 200,000 barrels per day, compared to 36.8 million barrels in 2002. Production volumes were down marginally in the first half of 2003 compared to 2002 due to extended scheduled and unscheduled maintenance work in the first quarter. With the majority of the maintenance work for 2003 now completed and only the shutdown of a hydrotreater and a vacuum distillation unit scheduled for the third quarter, Syncrude expects reliable operations and strong production for the remainder of this year and into 2004.

Safety performance of Syncrude employees and contractors continues to be excellent with a lost-time injury rate year-to-date of 0.11, which is significantly below the Alberta average of 3.2.

Stage 3 construction remains on schedule and budget

Construction on the second mining train at Aurora is approximately 88 per cent complete. The mining train is expected to be producing bitumen in the fourth quarter of 2003, which will ensure a robust supply of feedstock to the upgrader and provide the opportunity to fine-tune this new mining train prior to completion of the upgrader expansion. Work on the upgrader expansion also continues on schedule and on budget for the year. Engineering is essentially complete and unit fabrication and construction activity are ramping up for anticipated start up in mid 2005.

The capital cost estimate for Stage 3 of $5.7 billion, or $2 billion net to the Trust based on a 35.49 per cent interest, remains unchanged since this revised capital cost estimate was announced in September 2002. As at June 30, 2003 the Syncrude Joint Venture had expended approximately $3 billion related to the expansion, or $1 billion net to the Trust at its 31.74 per cent ownership. The Stage 3 expansion began

in 2001 and is scheduled to be completed in mid 2005, leading to a 50 per cent increase in production to approximately 124,000 barrels per day, net to the Trust based on its interest of 35.49 per cent.

Canadian Oil Sands 2003 forecast

Canadian Oil Sands has revised its forecast for Syncrude annual production to range from 81 to 83 million barrels in 2003. Net to the Trust, the production forecast translates into a total of 26 to 27 million barrels of Syncrude Sweet Blend, or an average 72,000 to 74,000 barrels per day. The Trust has revised its forecast operating cost to range between $18.50 to $19.00 per barrel to reflect higher purchased energy costs and the revised production forecast range. The Trust's year-end forecast update also includes an increase to its assumed gas price from $6.50 per gigajoule to $6.76 per gigajoule and an increase in the average crude oil price from US$27.00 per barrel WTI to US$30.80 per barrel combined with a U.S./Canadian currency exchange rate of $0.71 US/Cdn dollar.

The Trust's updated guidance document provides a current estimation of key performance measures for the remainder of the year, and is available on the Trust's Web site at www.cos-trust.com. Going forward, the Trust also will be posting monthly Syncrude Sweet Blend shipments on its Web site, supporting Canadian Oil Sands' objective of providing better disclosure on the Trust and Syncrude operations.

Canadian Oil Sands completes its acquisitions of the additional Syncrude interests

On July 10, 2003 Canadian Oil Sands Limited, a wholly-owned subsidiary of the Trust, successfully completed its purchase of EnCana Corporation's ("EnCana's") remaining 3.75 per cent indirect working interest in the Syncrude Joint Venture, including a 6 per cent gross overriding royalty on certain leases relating to a 1.25 per cent indirect Syncrude interest held by a third party independent company. The effective date of the purchase was February 1, 2003. The Trust began accounting for its share of the production revenues, operating and capital costs following the close of the acquisition on July 10. Transactions between the February 1 effective date and the July 10 closing date are accounted for as purchase price adjustments.

The purchase price of approximately $417 million cash, prior to adjustments, was financed through a public equity offering and concurrent private placement, which raised gross proceeds of $228 million. The balance of the purchase price was financed through the Trust's existing bridge facilities, maintaining a prudent capital structure of approximately 37 per cent debt to total capitalization.

With the completion of this transaction plus the Trust's earlier acquisition of EnCana's 10 per cent interest, Canadian Oil Sands now holds a 35.49 per cent working interest in the Syncrude Joint Venture. The Trust's current organizational structure, incorporating the additional interests and an internal restructuring to effect a more efficient structure, is posted on its Web site at www.cos-trust.com under Corporate Profile.

Emissions reduction program supports Syncrude's growth

Syncrude is planning to invest an additional $400 million, or approximately $142 million net to the Trust, in an emission reduction program that is expected to significantly reduce total sulphur dioxide emissions, contributing to a reduction of up to 60 per cent from today's approved levels of 245 tonnes per day. Other emissions, such as particulate matter and metals, also will be reduced.

The emission reduction program will involve retrofitting sulphur reduction technology into the operation of Syncrude's two existing cokers. The procurement and construction expenditures will occur post 2005, following completion of the Stage 3 expansion, and will extend to 2009 as the tie-ins will be coordinated with equipment turnaround schedules to maintain normal production rates. Sulphur reduction equipment already is being incorporated into the construction of the new coker as part of the Stage 3 expansion.

Chief Financial Officer appointed

Allen Hagerman, FCA, joined Canadian Oil Sands Limited, manager of the Trust, effective June 1, 2003 as Chief Financial Officer. Mr. Hagerman has more than 25 years of experience in the financial management of energy companies, and was most recently Vice President and Chief Financial Officer of Fording Canadian Coal Trust, playing a key role in that entity's recent conversion into a trust. He is a chartered accountant and holds an MBA from the Harvard Business School.

Participating in the distribution reinvestment plan

Canadian Oil Sands Trust's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") provides unitholders with a valuable benefit, allowing them the option of reinvesting their distributions to receive new units at 95 per cent of the weighted average market price, or the alternative of receiving, in cash, up to 102 per cent of the declared distribution.

Eligible unitholders who wish to participate in the DRIP for the second quarter distribution must file their election form, in the case of registered unitholders, with Computershare Trust Company of Canada at the number or address noted on the enrolment forms **before the August 1, 2003 record date**. Information on the plan and enrolment forms are available on the Trust's Web site or by calling investor relations.

ADVISORY - Certain information regarding the Trust and Syncrude set forth above, including management's assessment of the Trust's future plans and operations, may constitute forward-looking statements under applicable securities law. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions. These statements represent management's current expectations and beliefs based on information known today. However, by their nature, forward-looking statements necessarily involve risks and uncertainties, known and unknown, which may cause actual performance and financial results in future periods to materially differ from the estimations or results expressed or implied by such forward-looking statements. Readers are directed to the advisory statement contained in the management's discussion and analysis attached hereto as well as to the risk factors and advisory contained in the annual report of the Trust. The Trust assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Canadian Oil Sands Limited
Marcel R. Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Manager, Investor Relations
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9

Ph: (403) 218-6200
Fax: (403) 218-6201

Email: investor_relations@cos-trust.com

Web site: www.cos-trust.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the six month periods ended June 30, 2003 and June 30, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

ADVISORY - in the interest of providing the Trust's unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this MD&A contain "forward-looking statements". Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the expected production level at Syncrude for 2003 and beyond, and the resulting oil production per day for the Trust; the expected level of oil and natural gas prices; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash flow and net income; the aggregate capital cost of the Stage 3 expansion and the completion date for such expansion; the anticipated maintenance work at Syncrude and the impact such maintenance will have on the Trust's financial results; and the anticipated taxability of distributions paid by the Trust. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: general economic, business and market conditions; regulatory changes; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF RESULTS

Canadian Oil Sands' second quarter results reflect a 31.74 per cent working interest ownership in Syncrude, following the first quarter acquisition of a 10 per cent Syncrude interest from EnCana Corporation ("EnCana"). As the acquisition of EnCana's remaining 3.75 per cent Syncrude interest and gross overriding royalty announced on June 11, 2003 was not completed until July 10, 2003, the second quarter results do not include this additional interest.

Net income in the second quarter of 2003 was $63.2 million, compared to $36.8 million in the same quarter of 2002. As the Canadian dollar continued to strengthen relative to the U.S. dollar in the second quarter of 2003, the Trust recorded a $40.9 million foreign exchange gain compared to a $28.1 million gain in the second quarter of 2002. The foreign exchange gains primarily relate to the unrealized gain on the Trust's U.S. denominated long-term debt of US$394 million. Also, as a result of the federal government's decision to phase out resource allowance and to reduce corporate tax rates over the next five years, net income for the second quarter of 2003 includes future income tax expense of $13.3 million.

The following table presents net income before foreign exchange gains and future income tax expenses as it is management's opinion that net income excluding those two items more accurately reflects the Trust's operating performance.

(in millions)	Three Months Ended		Six Months Ended	
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Net income per GAAP	$ 63.2	$ 36.8	$ 146.5	$ 86.9
Add back:				
Foreign exchange gain	(40.9)	(28.1)	(85.0)	(27.4)
Future income taxes	13.3	-	10.9	-
Net earnings before foreign exchange and future income taxes*	$ 35.6	$ 8.7	$ 72.4	$ 59.5

** The earnings reflected in the above table are a non-GAAP measurement, and therefore are unlikely to be comparable to similar measures presented by other issuers.*

Excluding the impact of foreign exchange gains and future income taxes, the Trust reported significantly higher net income of $35.6 million in the second quarter of 2003 relative to net income of $8.7 million for the same quarter of 2002. The increase is mainly attributable to the additional 10 per cent working interest in Syncrude, which contributed approximately $15 million, and higher sales volumes relative to 2002 before considering the additional 10 per cent ownership. In 2002, second quarter production volumes were negatively impacted by an extended coker maintenance shutdown.

On a year-to-date basis, the Trust's net income in 2003 was $146.5 million, an increase of $59.7 million from 2002. Excluding the impacts of foreign exchange gains and future income taxes, net earnings in 2003 were $72.4 million compared to net earnings in 2002 of $59.5 million. The additional 10 per cent working interest contributed approximately $21 million, which was partially offset by higher operating and financing costs.

Revenues

($ millions)	Three Months Ended June 30			Six Months Ended June 30		
	2003	2002	Variance	2003	2002	Variance
Production revenue	$ 247.3	$ 144.9	$ 102.4	$ 467.5	$ 298.1	$ 169.4
Pipeline tariffs	(3.0)	(2.3)	(0.7)	(5.4)	(3.3)	(2.1)
Marketing fees	(0.3)	-	(0.3)	(0.4)	(0.1)	(0.3)
Crude oil hedging	(12.0)	(3.4)	(8.6)	(51.9)	4.2	(56.1)
Currency hedging	0.9	(2.8)	3.7	(0.5)	(5.8)	5.3
Syncrude Sweet Blend	232.9	136.4	96.5	409.3	293.1	116.2
Interest and other income	1.5	1.9	(0.4)	2.9	3.6	(0.7)
Total Revenues	$ 234.4	$ 138.3	$ 96.1	$ 412.2	$ 296.7	$ 115.5

Total revenues in the second quarter of 2003 compared favourably to the same quarter in 2002, increasing $96.1 million. A $102.4 million increase in production revenue, offset by higher hedging losses of approximately $5 million, accounted for the majority of the increase.

The improvement in production revenue is attributable mainly to the 67 per cent increase in sales volumes to average 64,777 barrels per day for the second quarter of 2003 compared to 38,761 barrels per day in the same period of 2002. The acquisition of EnCana's 10 per cent indirect working interest in February increased the Trust's sales volumes in the second quarter by approximately 20,000 barrels per day. Since the completion of the scheduled Coker 8-2 turnaround in early May 2003, Syncrude's plant has been running smoothly and operating at plan.

Supporting the increase in sales volumes in the second quarter of 2003 was a slight improvement in the average realized selling price for the Trust's Syncrude Sweet Blend ("SSB")™ product. Before hedging, the average selling price per barrel of SSB was $41.41 compared to $40.43 in the same quarter of 2002. Although U.S. dollar West Texas Intermediate ("WTI") prices, which SSB follows closely, in 2003 were approximately 10 per cent higher than the same quarter in 2002, a stronger Canadian dollar exchange rate resulted in only a two per cent increase in the Canadian dollar price.

Strong oil prices in the second quarter of 2003, combined with a larger hedge position than in the same quarter of 2002, resulted in crude oil hedging losses of $12.0 million or $2.04 per barrel, compared with $3.4 million or $0.96 per barrel in the second quarter of 2002. Foreign exchange rates that averaged $0.72 US/Cdn in the second quarter of 2003, compared to $0.64 US/Cdn in the same quarter of 2002, resulted in currency hedging gains of $0.9 million, or $0.14 per barrel, compared to $2.8 million in losses, or $0.78 per barrel, in the comparable quarter in 2002. After hedging, the Trust's realized selling price per barrel in the second quarter of 2003 was $39.51, a two per cent increase over the same period in 2002.

For the six months ended June 30, 2003, total revenues increased by $115.5 million over the first half of 2002. The increase is primarily a result of higher production revenue of $169.4 million, offset by an increase in crude oil hedging losses of $56.1 million.

On a year-to-date basis, production revenue increased in 2003 compared to 2002 as a result of higher average realized selling prices and higher sales volumes. The 2003 average selling price per barrel of SSB, before hedging, was $45.70, a 24 per cent increase over 2002. The increase mirrors higher WTI prices, mitigated by a stronger Canadian dollar. After hedging, the average selling price was $3.76 per barrel higher in 2003 than 2002. Crude oil hedging losses of $51.9 million for the six months ended June 30, 2003 reflect strong crude prices and more volumes hedged compared to the same period in 2002, for which a gain of $4.2 million was reported.

For the first half of 2003, the Trust's total sales volumes have been augmented with the acquisition of an additional 10 per cent Syncrude working interest. However, first quarter unscheduled and extended

scheduled maintenance work offset the impact of these acquisition volume increases. Overall, sales volumes increased by approximately 27 per cent in 2003 from 2002.

Operating costs

($ millions)	Three Months Ended June 30			Six Months Ended June 30		
	2003	2002	Variance	2003	2002	Variance
Production costs and other	$ 115.0	$ 86.4	$ 28.6	$ 194.9	$ 149.4	$ 45.5
Purchased energy	26.7	11.3	15.4	54.4	20.6	33.8
Natural gas hedging	-	(1.2)	1.2	(5.7)	(1.2)	(4.5)
	$ 141.7	$ 96.5	$ 45.2	$ 243.6	$ 168.8	$ 74.8
Per barrel	$ 24.05	$ 27.35	$ (3.30)	$ 24.11	$ 21.16	$ 2.95

Operating costs in the second quarter of 2003 were higher than the comparable quarter in 2002, primarily due to the additional 10 per cent Syncrude working interest which contributed approximately $45 million to the Trust's total operating costs for the second quarter. A decline in production costs, normalized for the 10 per cent acquisition, was offset by an increase in purchased energy costs, which primarily relate to natural gas costs. While total Syncrude consumption volumes of natural gas stayed relatively constant, natural gas prices were 61 per cent higher, averaging $6.54 per gigajoule ("GJ") in the second quarter of 2003 compared to the same period of 2002. The Trust's natural gas hedge contracts expired at the end March 2003, and therefore, no natural gas hedging gains or losses were recorded in the second quarter of 2003.

For the six months ended June 30, 2003, incremental operating costs attributable to the additional 10 per cent working interest were approximately $60 million. Overall, operating costs were higher in 2003 than in 2002 due to the significantly higher natural gas costs. Natural gas prices were $7.05 per GJ in 2003, almost double 2002 prices of $3.56 per GJ. The Trust's natural gas hedge gains of $5.7 million somewhat mitigated the high natural gas costs. Production costs and other in 2003 and 2002 were comparable on a year-to-date basis, normalized for the 10 per cent acquisition, as the first quarter of 2003 was impacted by additional costs associated with the unscheduled and extended scheduled maintenance, and the second quarter of 2002 was impacted by additional costs associated with the extended coker turnaround.

The combination of relatively constant total operating costs and higher sales volumes in the second quarter of 2003 reduced the Trust's operating costs to $24.05 per barrel from $27.35 per barrel in 2002. Principally as a result of much higher natural gas costs in the first half of 2003, operating costs were $24.11 per barrel, a 14 per cent increase from 2002.

Non-production costs

Non-production costs of $9.5 million in the second quarter and $15.0 million year-to-date increased from the comparable periods in 2002 due to the larger working interest and higher levels of development activity. Non-production expenses relate primarily to Syncrude 21 development expenditures, which include costs incurred to modify, relocate or remove equipment or facilities to support the expansion. In 2003, the Trust also reclassified certain expenses, primarily related to engineering and other costs related to the development of existing plant facilities, from operating costs to non-production costs to more accurately reflect operating expenses related to current production. These research and development costs were $5 million in the second quarter and $7 million year-to-date compared to $2 million and $4 million, respectively, for the same periods in 2002.

Crown Royalty expense

Crown royalty expenses of $2.9 million and $1.4 million in the second quarter of 2003 and 2002, respectively, reflect increased capital spending which results in the application of the minimum royalty rate of one per cent of gross revenues before hedging. The second quarter and year-to-date 2003 Crown royalty expense is higher than 2002 due to the increased gross revenues. As Syncrude is currently within a significant capital program, the Trust expects to pay only the minimum royalty for the next several years. A description of the Crown royalty can be found in Note 15 of the audited consolidated financial statements of the Trust for the year ended December 31, 2002.

Insurance expense

The largest component of insurance expense is premiums paid for business interruption insurance, designed to protect the Trust's cash flow from a potential severe property loss at the Syncrude operations. The 2003 year-to-date insurance expense reflects insurance for additional coverage from the beginning of March to end of June to protect the acquired 10 per cent Syncrude ownership. Insurance is an important risk management component of the Trust's Stage 3 financing plan as it helps to protect the Trust's cash flow from which the capital program commitments are largely funded.

Interest expense

In the second quarter of 2003, interest expense increased $4.6 million compared to the same period in 2002 due to the acquisition financing for the 10 per cent Syncrude interest. During the second quarter, $150 million Medium Term Notes were issued with an interest rate of 5.75 per cent, leaving $200 million of outstanding acquisition credit facilities that bear floating rates of interest. During the second quarter, the Trust also borrowed under its operating facility, of which approximately $60 million was outstanding at June 30, to fund its share of the Syncrude capital and operating expenditures.

On a year-to-date basis, the increase in interest expense of $5.5 million from 2002 to 2003 reflects the additional acquisition related financing that was outstanding for four of the six months in 2003, and the credit facilities that were drawn on during the second quarter of 2003, partially offset by the foreign exchange reductions of approximately $2 million on the U.S. denominated interest payments.

Depreciation and Depletion

Depreciation and depletion ("D&D") expense in the second quarter of 2003 was $12.3 million higher than the comparable quarter in 2002 as a result of the acquisition in February. The per barrel D&D rate increased in 2003 compared to 2002 as a result of the 10 per cent Syncrude acquisition. On a year-to-date basis, the higher rate was mitigated by slightly lower volumes due to the low production in the first quarter of 2003, but overall there was an increase to D&D expense in 2003 compared to 2002.

Canadian Oil Sands depreciates and depletes its production assets on the unit of production basis. As the Stage 3 expansion project is not yet complete, Canadian Oil Sands has excluded the associated costs of the project, and the related reserves for purposes of calculating its depreciation and depletion expense. These costs and reserves will be included in the depreciation and depletion expense calculations in the first half of 2005 when the completion of Stage 3 is anticipated.

Also included in depreciation and depletion expense is a future site reclamation provision, which is accrued at a rate of $0.17 per barrel of production. The reclamation provisions for the quarter and six months ended June 30, 2003 were $1.0 million and $1.7 million, respectively, resulting in a future site reclamation liability of $48.4 million at June 30, 2003. Similar to its 21.74 per cent interest in Syncrude, the Trust will be depositing $0.1322 per barrel of current production related to its additional 13.75 per cent Syncrude interest into a mining reclamation trust account, which is reflected in the consolidated Balance Sheet asset heading "Reclamation trust".

Foreign exchange gain

The Trust recorded a foreign exchange gain in the second quarter of 2003 of $40.9 million compared to a gain of $28.1 million in 2002. The 2003 gain reflects the impact of the significant strengthening in the Canadian dollar, which averaged $0.72 US/Cdn in the second quarter of 2003 versus $0.64 US/Cdn in the comparable 2002 quarter. The stronger Canadian dollar created a non-cash foreign exchange gain on the Trust's U.S. dollar denominated senior notes of $44.9 million in the second quarter of 2003 relative to a gain of $23.5 million in the same quarter of 2002. For the six months ended June 30, 2003 and 2002, total foreign exchange gains were $85.0 million and $27.4 million, respectively.

Future income tax expense

For the quarter and six months ended June 30, 2003 the Trust recorded non-cash future income tax expense of $13.3 million and $10.9 million, respectively. A net future income tax liability was recorded in

the first quarter of 2003 relating to the acquisition of the 10 per cent interest in Syncrude. The liability primarily represents the difference between the Trust's subsidiaries' book value of their capital assets and their tax pools at the currently enacted tax rates. During the second quarter of 2003, the federal government substantively enacted the phasing out of resource allowance and the reduction of the corporate tax rate over the next five years. The tax changes increased the future income tax liability resulting in a future income tax expense in the quarter.

Dividend on preferred shares of subsidiaries

On October 31, 2002 the preferred shares of the Trust's operating subsidiaries were redeemed to align with the termination of the Administrative Services Agreement with EnCana. All accrued and unpaid dividends were paid upon redemption.

Liquidity and Capital Resources

Cash from Operations

Cash flow from operations in the second quarter of 2003 of $55.4 million, or $0.70 per Trust unit, increased from $19.3 million, or $0.34 per Trust unit, reported in the same period of 2002. The improvement in cash flow of $36.1 million primarily reflects the additional working interest and higher production volumes, offset by an increase in interest expense related to the additional debt used to fund a portion of the acquisition.

For the six months ended June 30, 2003 cash flow from operations amounted to $107.4 million, or $1.48 per Trust unit compared to $83.4 million, or $1.46 per unit in 2002.

Financing Activities

On April 9, 2003 the Trust's subsidiary, Canadian Oil Sands Limited ("COSL"), issued $150 million of 5.75% unsecured Medium Term Notes with a five-year maturity under its $750 million Canadian medium term note program. The $150 million of proceeds were used to repay a portion of the acquisition facility drawn to fund the 10 per cent Syncrude acquisition, leaving $200 million outstanding on the acquisition facility as of June 30, 2003.

During the second quarter of 2003, the Trust utilized a portion of its operating credit facilities to fund its share of Syncrude's operating and capital expenditures. At June 30, 2003 approximately $60 million was drawn on the operating credit facilities. The Trust currently has $455 million of available bank facilities and lines of credit, which include a $415 million syndicated operating facility, a $20 million bilateral operating facility, and a $20 million line of credit. When the $560 million acquisition facility is repaid in full, it converts to a $225 million operating facility, bringing total bank facilities and lines of credit to $680 million. At July 22, 2003 approximately $593 million of this total credit facility was undrawn.

The Trust's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") continues to be an important component of the Trust's financing plan for the Stage 3 Syncrude expansion. During the second quarter of 2003, the Trust raised approximately $9 million in new equity, slightly less than the comparable quarter in 2002 which generated $10 million. On a year-to-date basis, the Trust has raised approximately $15 million in new equity through the DRIP.

During the first half of 2003, the Trust raised approximately $732 million, net of issue costs, of new equity through a public equity offering and a private placement to fund a significant portion of the $1.0 billion acquisition of the 10 per cent Syncrude interest.

The Trust's net debt, defined as long-term debt less cash and short-term investments, increased to $930.6 million at June 30, 2003 from $392.3 million at December 31, 2002. The $538.3 million increase reflects the 10 per cent Syncrude acquisition and cash expenditures for the Stage 3 capital program offset by exchange gains on the U.S. dollar denominated long-term debt. Operating cash flow for the first half of 2003 of $107.4 million and $15.0 million of new equity raised through the DRIP also financed capital expenditures and $82.9 million of unitholder distributions.

Investing Activities

Capital spending in the second quarter of 2003 rose 105 per cent to $189.4 million compared to $92.5 million in 2002, of which approximately $60 million related to the additional 10 per cent working interest. Approximately 91 per cent of the second quarter and year-to-date 2003 capital expenditures related to the Stage 3 expansion. Stage 3 is the most capital intensive of the five stages in the Syncrude 21 expansion plan with a budgeted project cost estimated to be approximately $2 billion, net to the Trust. Stage 3 is expected to be completed in 2005.

Risk Management

Crude Oil Hedging

During the second quarter of 2003, crude oil price hedging decreased Canadian Oil Sands' revenue by $12.0 million compared to a $3.4 million reduction in the same period of 2002. The Trust hedged an average of 48,000 barrels per day at an average price of US$26.65 per barrel in the second quarter of 2003 compared with 16,000 barrels per day at an average price of US$24.91 hedged for the second quarter of 2002. WTI oil prices averaged US$28.91 per barrel and US$26.27 per barrel in the second quarter of 2003 and 2002, respectively.

On a year-to-date basis, hedging losses totalled $51.9 million in 2003 compared to a gain of $4.2 million in the prior year.

The Trust continues to view the cash flow protection provided by its crude oil hedging program as an important element of its Stage 3 financing plan. Canadian Oil Sands recently entered into additional 2004 crude oil hedge contracts to manage the cash flow risk related to funding of the Stage 3 capital program.

As at July 23, 2003 the following crude oil hedges were in place:

Crude Oil Hedging Activities	Volume *(bbls/day)*	Price *(US$/bbl)*	Volume *(bbls/day)*	Price *(US$/bbl)*	Volume *(bbls/day)*	Price *(US$/bbl)*	Volume *(bbls/day)*	Price *(US$/bbl)*
2003 Positions	Jan 1 - Jan 31		Feb 1 - June 30		July 1 - Dec. 31		Jan. 1 - Dec. 31	
-put purchase	1,000	24.00	1,000	24.00	1,000	24.00	1,000	24.00
-costless collar*	3,000	25.00	3,000	25.00	-	-	1,488	25.00
-swap	19,000	23.64	44,000	26.82	47,000	26.63	43,389	26.57
Total Hedge Position	23,000	23.84	48,000	26.65	48,000	26.58	45,877	26.46
2004 Positions	Jan 1 - Jan 31		Feb 1 - June 30		July 1 - Dec. 31		Jan. 1 - Dec. 31	
-swap	21,000	24.24	21,000	24.24	21,000	24.24	21,000	24.24
Total Hedge Position	21,000	24.24	21,000	24.24	21,000	24.24	21,000	24.24

** Canadian Oil Sands sold a call to pay for this put, effectively capping prices on 3,000 bbls/day at $29 US/bbl for the period Jan. 1 - June 30.*

Natural Gas Hedging

For the period April 2002 to March 2003, Canadian Oil Sands held a forward purchase contract for 20,000 GJ per day of natural gas at an average AECO price of $3.44 per GJ, representing approximately 60 per cent of its share of forecast Syncrude consumption during that time period. The resulting hedging gains reduced 2003 operating costs by $5.7 million compared to a gain of $1.2 million in the prior year. As at July 23, 2003 there were no natural gas hedges in place.

Foreign Currency Hedging

Canadian Oil Sands had the following currency hedges outstanding as of June 30, 2003:

Canadian Oil Sands Trust Exchange Hedging Activities	31-Dec 2003	31-Dec 2004	31-Dec 2005	31-Dec 2006	31-Dec 2007
U.S. dollar value hedged *($ millions)*	$ 44.0	$ 92.0	$ 100.0	$ 60.0	$ 20.0
Average U.S. dollar exchange rate	$ 0.665	$ 0.665	$ 0.664	$ 0.669	$ 0.692

During the second quarter of 2003, currency hedging settlements increased Canadian Oil Sands' revenues by $0.9 million compared to a loss of $2.8 million in the same period of 2002. The Canadian dollar averaged $0.72 US/Cdn in 2003 compared to $0.64 US/Cdn in 2002. On a year-to-date basis,

currency hedging losses were $0.5 million in 2003, compared to $5.8 million of losses in 2002, with the Canadian dollar averaging $0.69 US/Cdn and $0.64 US/Cdn, respectively, in each of the years.

Accounting for the settlement of currency exchange contracts deferred the recognition of a $1.3 million gain in the second quarter related to commitments originally contracted for future years. Cumulatively, Canadian Oil Sands has deferred recognition of gains totalling $19.2 million to 2006 and beyond for accounting purposes, but has included these amounts in the distributable income for the respective periods.

Insurance

During the second quarter, Canadian Oil Sands renewed its insurance program. This renewal included coverage of the Trust's 31.74 per cent working interest, as well as additional coverage for the 3.75 per cent Syncrude working interest that the Trust acquired on July 10, 2003 from EnCana. Insurance is an important risk management component of the Trust's Stage 3 financing plan as it helps to mitigate the potential loss of the Trust's cash flow from which the capital program commitments are partly funded.

Credit Risk

Canadian Oil Sands has mitigated its exposure to credit risk associated with financial instruments, such as commodity swaps and foreign exchange contracts, by selecting counterparties of high credit quality.

Unit Trading Activity

The market price of Canadian Oil Sands' units reached a high of $36.00 per Trust unit during the second quarter and a low of $32.26 per Trust unit. The Trust unit price closed at $34.93 on June 30, down from $35.35 at March 31. Canadian Oil Sands Trust units trade on the Toronto Stock Exchange under the symbol COS.UN. As at June 30, 2003 approximately 79.8 million units were issued and outstanding. On July 3, 2003 an additional 6.5 million units were issued as part of the financing for the acquisition of the 3.75 per cent Syncrude interest.

Canadian Oil Sands Trust - Trading Activity	Second Quarter 2003	June 2003	May 2003	April 2003
Unit price				
High	$36.00	$36.00	$35.45	$35.70
Low	$32.26	$34.84	$32.26	$33.90
Close	$34.93	$34.93	$35.25	$34.26
Volume traded (000's)	11,879	3,278	4,927	3,674
Weighted average number of units outstanding (000's)	79,636	79,807	79,564	79,538

Outlook

On July 10, 2003, the Trust completed its acquisition of EnCana's remaining 3.75 per cent Syncrude interest and a six per cent gross overriding royalty on certain leases relating to a 1.25 per cent Syncrude working interest held by a third party for total consideration of approximately $417 million cash, subject to purchase price adjustments. The Trust financed the acquisition by raising approximately $220 million net in equity through a combination of a public equity offering and private placement, and funded the remaining balance with its acquisition facility. The acquisition is effective February 1, 2003 and has substantially the same terms and conditions as the 10 per cent acquisition that was completed in February 2003.

Having received a favourable tax ruling from Canada Customs and Revenue Agency, the Trust reorganized its corporate structure effective July 1, 2003 such that the 10 per cent working interest acquired from EnCana in February 2003 was transferred from Canadian Oil Sands Commercial Trust to COSL. As a result, the 31.74 per cent working interest in Syncrude is held directly by COSL and COSL pays royalties on the majority of this working interest directly or indirectly to the Trust. A detailed diagram of the current corporate structure can be found on the Trust's Web site at www.cos-trust.com.

Canadian Oil Sands has revised its annual production range for Syncrude to 81 million to 83 million barrels for 2003, down from the previous range of 83 million to 85 million barrels. Syncrude has been operating at approximately 95 per cent of design capacity since the completion of the first quarter turnaround, and no significant turnarounds are expected for the remainder of 2003. Net to the Trust based on its increased ownership of 35.49 per cent as of July 10, the production forecast translates into a total of 26 to 27 million barrels of Syncrude Sweet Blend, or an average 72,000 to 74,000 barrels per day. While operations are expected to perform reliably for the remainder of the year with strong production volumes, the results for the first half of 2003 predicated a revision to the production forecast to be prudent. Reflecting the new production forecast and higher purchased energy costs, the Trust also has revised its forecast operating cost per barrel to range between $18.50 and $19.00 per barrel.

Crude oil prices remained strong during the second quarter and the Trust anticipates strong prices to continue through the remainder of 2003. The Trust, therefore, is forecasting oil prices to average US$30.80 per barrel WTI in 2003 and natural gas prices to average $6.76 per GJ. These assumptions require average WTI crude oil and natural gas prices of approximately US$29.00 per barrel and $6.50 per GJ, respectively, for the last half of 2003. In response to the recent strengthening in the Canadian dollar, the Trust also has increased its currency exchange rate forecast to US$0.71 for 2003, implying an average rate of approximately US$0.73 for the remainder of 2003.

The Trust is anticipating its capital expenditures to reach $710 million in 2003, of which $602 million will be directed to the Stage 3 expansion. The total estimated cost for the Stage 3 expansion is $5.7 billion, or approximately $2.0 billion net to the Trust, at the current 35.49 per cent ownership interest.

It is anticipated that the taxable portion of distributions paid in 2003 will be in excess of 90 per cent. The increase from previous guidance reflects the acquisitions of additional Syncrude interests with limited tax pools.

Additional synthetic crude oil production volumes, particularly from one other producer, have begun to enter the market. The Trust expects that additional synthetic crude oil volumes will require sales to be made to a broader group of refineries and to locations further from Edmonton than was traditionally the case. This may have a modest negative impact on the price received for synthetic crudes relative to WTI on a go forward basis. An improvement to the quality of Syncrude Sweet Blend to a new benchmark level called Syncrude Sweet Premium is included in the Stage 3 expansion plans, which is expected to help preserve the price premium.

The Trust has hedged about 63 per cent of its forecast 2003 crude oil production at approximately US$26.46 per barrel. For 2004 production, the Trust has hedged 21,000 barrels per day. The Trust also will consider further opportunities to add to this position as part of its strategy to mitigate risk around its Stage 3 financing plan. The Trust's hedge positions are outlined in the risk management section of this MD&A.

Based on the Trust's revised forecast, the following table provides an estimate of the sensitivity of the Trust's cash flow and net income for 2003, including the effect of the hedges currently in place:

2003 Q2 Sensitivity Analysis		**Change in Cash Flow**		**Change in Net Income**	
	Sensitivity	**$ millions**	**$/Trust unit**	**$ millions**	**$/Trust unit**
Syncrude Operating cost change	Cdn $1.00/bbl	29	0.37	29	0.37
Syncrude Operating cost change	Cdn $50 million	18	0.22	18	0.22
WTI crude oil price change	US $1.00/bbl	21	0.27	21	0.27
Syncrude production change	2 million bbls	24	0.30	22	0.27
Canadian dollar change	US $0.01/Cdn$	15	0.20	8	0.10
AECO natural gas price change	Cdn $0.50/GJ	10	0.13	10	0.13

The Trust's Web site includes a Guidance Document to help communicate key performance criteria. The Web site address is www.cos-trust.com.

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENT OF INCOME AND UNITHOLDERS' EQUITY

(unaudited)

($ thousands, except per unit amounts)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	**2002**	**2003**	**2002**
Revenues:				
Syncrude Sweet Blend	$ 232,925	$ 136,423	$ 409,267	$ 293,092
Interest and other income	1,509	1,897	2,900	3,607
	234,434	138,320	412,167	296,699
Expenses:				
Operating	141,747	96,482	243,604	168,793
Non-production	9,508	4,792	15,035	9,912
Crown royalties	2,916	1,432	4,703	2,950
Administration	1,263	1,309	3,018	2,895
Insurance	2,566	2,220	4,329	2,752
Interest	16,579	11,954	29,766	24,273
Depreciation and depletion	22,920	10,670	37,055	24,220
Foreign exchange gain	(40,921)	(28,105)	(84,980)	(27,382)
Large Corporations Tax and other	1,434	667	2,190	1,271
Future income taxes	13,267	-	10,916	-
Dividends on preferred shares of subsidiaries	-	80	-	163
	171,279	101,501	265,636	209,847
Net income for the period	$ 63,155	$ 36,819	$ 146,531	$ 86,852
Unitholders' equity, beginning of period				
As previously reported	$ 1,737,963	$ 795,732	$ 956,501	$ 804,951
Prior period adjustment	-	-	-	(36,886)
As restated	1,737,963	795,732	956,501	768,065
Net income for the period	63,155	36,819	146,531	86,852
Issue of Trust units	8,880	10,263	746,735	16,371
Unitholder distributions	(43,154)	(28,604)	(82,923)	(57,078)
Unitholders' equity, end of period	$ 1,766,844	$ 814,210	$ 1,766,844	$ 814,210
Weighted average Trust units	79,636	57,037	72,585	56,938
Trust units, end of period	79,807	57,209	79,807	57,209
Net income per Trust unit				
Basic and diluted	$ 0.79	$ 0.65	$ 2.02	$ 1.53

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEET
(unaudited)
($ thousands)

	June 30 2003	December 31 2002
ASSETS		
Current assets:		
Cash and short-term investments	$ 13,151	$ 229,970
Accounts receivable	107,735	93,444
Inventories	42,354	26,132
Prepaid expenses	17,451	4,547
	180,691	354,093
Capital assets, net	3,199,767	1,470,671
Other assets		
Reclamation trust	14,412	12,878
Deferred financing charges, net	23,572	12,759
	37,984	25,637
	$ 3,418,442	$ 1,850,401
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 215,338	$ 169,279
Unit distribution payable	43,154	28,843
Current portion of other liabilities	128	2,740
	258,620	200,862
Other liabilities	32,225	22,013
Long-term debt	943,738	622,283
Future reclamation and site restoration costs	48,425	32,237
Deferred currency hedging gains	19,195	16,505
Future income taxes	349,395	-
	1,651,598	893,900
Unitholders' equity	1,766,844	956,501
	$ 3,418,442	$ 1,850,401

Contingencies (Note 10)

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
($ thousands)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	2003	2002
Cash provided by (used in):				
Operating activities				
Net income	$ 63,155	$ 36,819	$ 146,531	$ 86,852
Items not requiring outlay of cash	(7,790)	(17,518)	(39,125)	(3,413)
Funds from operations	55,365	19,301	107,406	83,439
Site restoration costs	(4)	(138)	(899)	(1,056)
Net change in deferred items	932	(1,149)	1,374	(75)
Change in non-cash working capital	(65,232)	43,373	(36,188)	72,109
	(8,939)	61,387	71,693	154,417
Financing activities				
Issuance of medium term notes	150,000	-	150,000	-
Net drawdown (repayment) of bank credit facilities	(90,182)	-	259,818	-
Unitholder distributions	(43,154)	(28,604)	(82,923)	(57,078)
Issuance of Trust units	8,880	10,263	746,735	16,371
Net change in deferred items	(1,526)	-	(11,881)	-
Change in non-cash working capital	3,385	131	14,311	215
	27,403	(18,210)	1,076,060	(40,492)
Investing activities				
Acquisition of 10% working interest	-	-	(1,047,499)	-
Capital expenditures	(189,438)	(92,541)	(322,375)	(153,163)
Reclamation trust	(894)	(524)	(1,534)	(1,061)
Change in non-cash working capital	1,004	10,671	6,836	(9,156)
	(189,328)	(82,394)	(1,364,572)	(163,380)
Decrease in cash	(170,864)	(39,217)	(216,819)	(49,455)
Cash at beginning of period	184,015	347,075	229,970	357,313
Cash at end of period	$ 13,151	$ 307,858	$ 13,151	$ 307,858
Supplemental Information				
Income and Large Corporations Tax paid	$ 4,731	$ 408	$ 7,779	$ 808
Interest charges paid	$ 12,085	$ 9,062	$ 26,901	$ 25,684

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2003
(Tabular amounts expressed in thousands of dollars, except where otherwise noted)

1. ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2002. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2002.

2. ACQUISITION OF ADDITIONAL WORKING INTEREST IN SYNCRUDE

On February 28, 2003 the Trust closed the acquisition with EnCana Corporation ("EnCana") to purchase an indirect 10 per cent working interest in Syncrude for approximately $1.07 billion cash, which was subject to working capital and purchase price adjustments, including an effective transaction date of February 1, 2003. The acquisition has been accounted for as a purchase of assets in accordance with Canadian generally accepted accounting principles. The Trust has allocated the purchase price, including the working capital adjustments and purchase price adjustments as at June 30, to the assets and liabilities as follows:

Net assets and liabilities assumed		
Property, plant and equipment	$	1,442,027
Working capital deficiency		(29,383)
Other liabilities		(11,328)
Future reclamation and site restoration costs		(15,338)
Future income taxes		(338,479)
	$	1,047,499
Consideration		
Cash	$	1,040,999
Costs associated with acquisition		6,500
	$	1,047,499

3. BANK CREDIT FACILITIES

On March 26, 2003, Canadian Oil Sands amended the size and covenants of its bank credit facilities from the $480 million of credit facilities available at December 31, 2002 to the following:

		Credit facility
Extendible revolving term facility (a)	$	20,000
Line of credit (b)		20,000
Acquisition facility (c)		560,000
Operating credit facility (d)		415,000

a) The $20 million extendible revolving term facility is a one year facility with a two year term out. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) The $20 million line of credit is a one year revolving letter of credit facility. This facility may be extended on an annual basis with the agreement of the bank. Letters of credit on this facility bear interest at a credit spread.

c) The $560 million acquisition credit facility was obtained to finance the acquisition of the 10 per cent Syncrude interest and the remaining 3.75 per cent Syncrude interest and gross overriding royalty. When all amounts that have been drawn for acquisition purposes have been repaid, the facility converts to a $225 million operating facility. The $225 million operating facility is an extendible 364-day revolving tranche with a two-year term out. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

d) The $415 million operating credit facility consists of approximately $139 million that is an extendible 364-day revolving tranche with a two-year term out, and approximately $276 million three-year extendible term tranche. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

These credit agreements contain typical covenants relating to the restriction of Canadian Oil Sands to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its senior debt-to-total book capitalization at an amount less than 0.55 to 1.0 to maintain total debt-to-total book capitalization at an amount less than 0.60 to 1.0, and restrict distributions by way of the trust royalty payments from Canadian Oil Sands Limited ("COSL") if COSL's credit ratings fall below investment grade. The Trust and certain affiliates of COSL which hold working interests in Syncrude guarantee the debt owing under such facilities.

As at June 30, 2003, $200 million of the acquisition credit facility was drawn and approximately $60 million of the operating credit facility was drawn.

4. LONG TERM DEBT

On April 9, 2003, COSL issued $150 million of 5.75% unsecured Medium Term Notes under its $750 million Canadian medium term note program. The notes mature on April 9, 2008. They are unsecured, and rank pari passu with other senior unsecured debt of COSL and are guaranteed by the Trust.

5. UNITHOLDERS' EQUITY

In February 2003 the Trust raised $756 million, $732 million net of issue costs, in new equity to finance a significant portion of the $1.07 billion acquisition of the 10 per cent working interest in Syncrude from EnCana. The equity issue was comprised of a public offering of 12.3 million Trust units for gross proceeds of $431 million, and a private placement with a large U.S. institutional investor of 9.4 million units for gross proceeds of $325 million.

During the second quarter of 2003, 269,114 Trust units were issued for proceeds of approximately $9 million related to the DRIP under the distribution payable May 29, 2003. In the first quarter of 2003, a total of 178,701 Trust units were issued for proceeds of approximately $6 million related to the DRIP.

The following table summarizes Trust units that have been issued for cash proceeds:

Date	Net Proceeds per Trust unit	Number of Trust units	Net Proceeds
Balance, beginning of period		57,684	$ 708,901
February 28, 2003	$ 33.76	21,854	$ 737,855
May 29, 2003	$ 32.99	269	$ 8,880
		79,807	$ 1,455,636

6. STOCK-BASED COMPENSATION

In 2002, the Unitholders approved the Trust's unit option and distribution equivalent plan (the "Incentive Plan") and a Senior Employee Purchase Plan (the "Senior Employee Plan") which contemplated the issuance of preferred shares of a subsidiary of the Trust. The full implementation of the plan was conditional on the receipt of acceptable tax opinions or rulings. As Canadian Oil Sands was not able to obtain the tax ruling that it originally sought regarding this plan, the preferred share component of the Incentive Plan was deleted and the Senior Employee Plan was terminated, effective February 19, 2003. Only the existing provisions regarding the issuance of unit options remain. In recognition of the change to the original compensation structure offered to its employees and to recognize the contributions of the employees and directors over the period 2002 to date, Canadian Oil Sands paid $213,500 to its employees and directors. In addition to the Incentive Plan, the Board of Directors intend to utilize a cash compensation component in the future to reward employees and directors for their contributions to the Trust.

As at June 30, 2003, the following options were issued:

Date	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2003	256,000	$ 38.67
Granted	900	$ 35.09
Outstanding at June 30, 2003	256,900	$ 38.66

The range of exercise prices of the Trust unit options is $34.73 to $40.61.

No compensation costs have been recognized in the financial statements for unit options granted. The following table provides the pro forma impact on the Trust's earnings had the unit options been recognized as compensation costs based on the fair values at the grant date amortized over the vesting period.

	Three Months Ended				Six Months Ended			
	June 30, 2003		June 30, 2002		June 30, 2003		June 30, 2002	
Compensation costs	$	145	$	18	$	288	$	18
Net income:								
As reported	$	63,155	$	36,819	$	146,531	$	86,852
Pro forma	$	63,010	$	36,801	$	146,243	$	86,834
Net income per Trust unit								
Basic:								
As reported	$	0.79	$	0.65	$	2.02	$	1.53
Pro forma	$	0.79	$	0.65	$	2.01	$	1.53
Diluted:								
As reported	$	0.79	$	0.65	$	2.02	$	1.53
Pro forma	$	0.79	$	0.65	$	2.01	$	1.53

The fair value of each Trust unit option is estimated on the grant date using the Black-Scholes option-pricing model and the following weighted-average assumptions:

	Three Months Ended		Six Months Ended	
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Risk-free interest rate (%)	4.31	4.88	4.30	4.88
Expected life (years)	5	5	5	5
Expected volatility (%)	27	27	27	27
Expected distribution per Trust unit ($)	2.00	2.00	2.00	2.00

7. DISTRIBUTABLE INCOME

Distributable income is directly related to the income the Trust receives from its subsidiaries, COSL and Canadian Oil Sands Commercial Trust ("CT"). The trust royalties the Trust receives from COSL, based on COSL's 21.74% ownership in Syncrude, are the net results of the operations at Syncrude, capital expenditures, administrative costs and financing costs. CT distributes income net of expenses on its ordinary units to the Trust.

The Statement of Trust Royalty and Distributable Income shows the calculation of the base for the Trust Royalties and is used to determine distributable income to Unitholders. The Trust Royalties from COSL and the distributions from CT are paid to the Trust on a quarterly basis.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENT OF TRUST ROYALTY AND DISTRIBUTABLE INCOME [1]
(unaudited)
($ thousands, except per unit amounts)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	2003	2002
Revenues [2]	$ 173,160	$ 140,076	$ 327,230	$ 299,160
Operating expenses	(97,114)	(100,645)	(183,197)	(172,956)
Non-production expenses	(6,513)	(629)	(11,228)	(5,749)
Crown royalties	(2,125)	(1,432)	(3,649)	(2,950)
Administration expenses	(995)	(659)	(2,513)	(1,589)
Insurance expense	(1,647)	(2,204)	(3,188)	(2,736)
Interest expense	(15,716)	(11,831)	(28,493)	(24,047)
Large Corporations Tax and other	(1,389)	(608)	(2,135)	(1,212)
	47,661	22,068	92,827	87,921
Capital expenditures	(129,744)	(92,541)	(244,446)	(153,163)
Site restoration costs	(3)	(138)	(687)	(1,056)
Mining reclamation trust	(641)	(524)	(1,213)	(1,061)
Utilization of expansion financing	83,025	100,143	186,789	125,163
Base for Trust Royalty	$ 298	$ 29,008	$ 33,270	$ 57,804
Trust Royalty at 99%	$ 294	$ 28,718	$ 32,937	$ 57,226
Debt repayment to Trust	28,500	-	28,500	-
Total payments to Trust	$ 28,794	$ 28,718	$ 61,437	$ 57,226
Interest earned on Trust's investments and promissory note from subsidiary	14,753	677	22,223	1,306
Administration expenses of Trust	(393)	(660)	(737)	(1,323)
Distributable income	$ 43,154	$ 28,735	$ 82,923	$ 57,209
Distributable income per Trust unit	$ 0.50	$ 0.50	$ 1.00	$ 1.00

[1] This statement shows the calculation of the base for the Trust Royalty, which reflects the results of Canadian Oil Sands Limited, an operating subsidiary of the Trust, based on its 21.74 per cent ownership in Syncrude and is used to determine distributable income to unitholders. As at June 30, 2003, the Trust's new 10 per cent ownership did not have a Trust Royalty and therefore, is not reflected in the Trust Royalty calculations. At June 30, the Trust's new 10 per cent working interest was held directly and indirectly by Canadian Oil Sands Commercial Trust ("CT"), another subsidiary of the Trust. On July 1, 2003, as part of a corporate reorganization, CT sold its directly held 9.5 per cent working interest to COSL for a 99 per cent Trust Royalty. Commencing in the third quarter of 2003, the Trust Royalty calculations will be based on a 31.24 per cent working interest, which represents 88 per cent of the Trust's total Syncrude interest ownership considering the additional 3.75 per cent working interest acquired on July 10, 2003 (Note 11). The income earned by the 3.75 per cent working interest will be paid to the Trust through distributions on CT's common units which are owned 100 per cent by the Trust, rather than as a Trust Royalty.

[2] Includes cash settlements of $1.3 million for the quarter (2002 - $1.4 million) and $2.7 million (2002- $2.5 million) year-to-date in respect of currency exchange contracts that have been deferred for accounting purposes.

8. DERIVATIVE FINANCIAL INSTRUMENTS

Unrecognized gains (losses) and the fair values of Canadian Oil Sands' risk management activities at June 30, 2003 are as follows:

	Unrecognized gains (losses)	Fair value
Crude oil	$ (44,593)	$ (44,006)
Foreign currency	38,619	36,875
Interest rates	6,525	6,082
	$ 551	$ (1,049)

9. GUARANTEES

Canadian Oil Sands has posted performance standby letters of credit with the Province of Alberta which are renewed annually. The letters of credit guarantee to the Province of Alberta the reclamation obligations of Canadian Oil Sands' interest in future reclamation of the Syncrude mine sites. The Province of Alberta can draw on the letters of credit if Syncrude fails to perform its reclamation duties on its mine sites. The maximum potential amount of future payments Canadian Oil Sands may be liable for is $27.5 million. Canadian Oil Sands accrues a future site reclamation liability, which was $48.4 million at June 30, 2003. There are no recourse provisions under the letter of credit agreements.

10. CONTINGENCIES

In preparing its 2002 tax returns, the Trust found that there was an error in the 2001 Trust tax return prepared by the Trust's former tax service provider. The Trust has disclosed this error to Canada Customs and Revenue Agency ("CCRA") averting any associated penalties and is now in discussions with CCRA and the former tax service provider to determine what options are available to the Trust to rectify the incorrect filing. The tax liability related thereto is contingent on CCRA's decision and currently is estimated to be approximately $11 million including interest. As at June 30, 2003 the outcome of CCRA's decision regarding this error was not determinable, and therefore, no provision has been made in the June 30, 2003 financial statements.

11. SUBSEQUENT EVENT

On June 11, 2003 Canadian Oil Sands exercised its option to purchase EnCana's remaining 3.75 per cent indirect working interest in the Syncrude Joint Venture and a 6 per cent gross overriding royalty ("GORR") on certain leases in respect of a 1.25 per cent working interest held by another oil and gas company for approximately $417 million cash, subject to purchase price adjustments. The acquisition of this additional 3.75 per cent interest and the GORR closed on July 10, 2003. The option was pursuant to the Acquisition Agreement between Canadian Oil Sands and EnCana whereby Canadian Oil Sands acquired a 10 per cent indirect working interest in the Syncrude Joint Venture from EnCana in February (Note 2).

12. RECLASSIFICATION

Certain prior year's figures have been reclassified to conform to the presentation adopted for 2003.

CANADIAN OIL SANDS TRUST
Exhibit to Consolidated Financial Statements
For the Six and Three Months Ended June 30, 2003

(unaudited)

Canadian Oil Sands Trust
Selected financial results of Canadian Oil Sands Limited
For the period ending June 30, 2003

	Three Months Ended		Six Months Ended	
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Syncrude Sweet Blend Revenue	$ 169,384	$ 144,904	$ 363,026	$ 298,122
Operating income before other expenses [1]	$ 53,333	$ 24,133	$ 101,594	$ 91,232
Net earnings before Trust Royalties [2]	$ 69,307	$ 38,949	$ 144,966	$ 91,704
Net earnings	$ 693	$ 343	$ 1,450	$ 879

[1] *Operating income before other expenses represents net earnings before interest expense, foreign exchange gains, income and Large Corporations tax expense, and Trust Royalties.*

[2] *Trust Royalties include both Current and Deferred balances. Current Trust Royalties for the quarter were $0.3 million (2002- $28.7 million), and $32.9 million (2002- $57.2 million) year-to-date.*

CANADIAN OIL SANDS TRUST

Exhibit to Consolidated Financial Statements
For the Six and Three Months Ended June 30, 2003

(unaudited)

CONSOLIDATED FINANCIAL RATIOS – MEDIUM TERM NOTES

The following rations are provided in connection with the continuous offering of medium term notes by Canadian Oil Sands Limited:

Interest Coverage for Canadian Oil Sands Trust

The interest coverage ratio for Canadian Oil Sands Trust for the twelve months ended June 30, 2003 was 7.6 times.

Interest Coverage for Canadian Oil Sands Limited

The interest coverage ratio for Canadian Oil Sands Limited for the twelve months ended June 30, 2003 was 4.9 times.

 C:\Documents and Settings\rossn\Local Settings\Temp\Credit Ratios - 30-06-03.doc


Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands Limited issues US$300 million of senior notes

Calgary, July 30, 2003 (TSX -- COS.UN) — Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") announced today that Canadian Oil Sands Limited (the "Corporation"), a wholly-owned subsidiary of the Trust, has agreed to issue US$300 million of senior notes in the United States under a private placement exemption. The notes mature on August 15, 2013 and have a coupon of 5.80%. Interest will be paid semi-annually on February 15 and August 15 of each year, beginning on February 15, 2004.

Net proceeds from the notes will be used for the repayment of indebtedness associated with the recent acquisition of the additional working interests in the Syncrude joint venture by the Corporation and its affiliates. The remaining balance, if any, will be used for general corporate purposes, which may include financing capital expenditure programs and working capital requirements.

The unsecured senior notes rank pari passu with the Corporation's other unsecured senior indebtedness, and are guaranteed by Canadian Oil Sands Trust until such time, if ever, as the current 3.75 per cent Syncrude working interest acquired in July may be transferred to the Corporation from another subsidiary of the Trust.

The notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 35.49 per cent working interest in the Syncrude Joint Venture. The Trust's approximately 86.3 million units outstanding trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

- 30 -

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Manager, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com